07028900

Johnson Matthey

December 3, 2007

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7004 2890 0002 4356 3854
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

SUPPL

Robert M. Talley
President-Corporate, General Counsel and Secretary
Office of the President

SEC MAIL PROCESSING SECTION RECEIVED DEC 7 2007 WASH. D.C. 160

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Total voting Rights**	**01 Nov 2007**
2.	**Notification of Major Interests in Shares**	**02 Nov 2007**
3.	**Notification of Major Interests in Shares**	**15 Nov 2007**
4.	**Notification of Major Interests in Shares**	**20 Nov 2007**
5.	**Notification of Transactions of Directors/Persons**	**22 Nov 2007**
6.	**Press Release**	**28 Nov 2007**
7.	**Press Release**	**29 Nov 2007**

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

PROCESSED
JAN 04 2008
THOMSON FINANCIAL

Very truly yours,

Robert M. Talley
President - Corporate, General Counsel & Secretary

RMT/lls
Enclosures
cc: S. A. Farrant (w/o encl.)
A. Purtill (w/o encl.)

dlw 1/2/08

Total Voting Rights

In accordance with Rule 5.6.1 of the Disclosure and Transparency Rules, Johnson Matthey PLC advises that, as at 31 October 2007, it had an issued share capital of 220,673,613 ordinary shares of £1 each and held 5,997,877 ordinary shares of £1 each in treasury.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 214,675,736.

The above figure 214,675,736 may be used by shareholders and other parties subject to disclosure obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the Disclosure and Transparency Rules.

S Farrant
Company Secretary
1 November 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   BlackRock, Inc.

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   1 November 2007

6. Date on which issuer notified:

   2 November 2007

7. Threshold(s) that is/are crossed or reached:

   Gone below 5%

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

   Number of shares: 10,801,292

   Number of voting rights: 10,801,292

   Resulting situation after the triggering transaction:

   Number of shares (direct): N/A

   Number of voting rights (direct): N/A

   Number of voting rights (indirect): 10,669,053

   % of voting rights (direct): N/A

   % of voting rights (indirect): 4.96%

   Total voting rights: 10,669,053 shares (4.96%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

   BlackRock Investment Management (UK) Limited – 10,669,053 (4.96%)

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information

14. Contact Name:

    Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:

    020 7269 8461

2 November 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   Aviva plc and its subsidiaries

4. Full name of shareholder(s) (if different from 3.):

Registered Holder	Number of Shares
BNY Norwich Union Nominees Limited	2,024,197*
BT Globenet Nominees Limited	5,850*
Chase GA Group Nominees Limited	4,858,385*
Chase Nominees Limited	510,017*
CUIM Nominee Limited	1,716,465*
Tridos SICAV IValues Equity Fund	4,500*
Vidacos Nominees Limited	21,730*
Chase Nominees Limited	453,414
CUIM Nominee Limited	368,106
State Street Nominees Limited	676,082
Tridos Meerwaarde Aandelen Fonds	50,000
Tridos Meerwaarde Mixfonds	8,000
Vidacos Nominees Limited	774,483
BNP Paribas – London	77,822
White Rose Nominees Limited	3,380
RC Greig Nominees Limited	1,300

   * denotes direct interest

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   13 November 2007

6. Date on which issuer notified:

   14 November 2007

7. Threshold(s) that is/are crossed or reached:

   4% to 5% change at combined interest level

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

Situation previous to the triggering transaction:

Number of shares: 7,110,210

Number of voting rights: 7,110,210

Resulting situation after the triggering transaction:

Number of shares (direct): 9,141,144

Number of voting rights (direct): 9,141,144

Number of voting rights (indirect): 2,412,587

% of voting rights (direct): 4.26%

% of voting rights (indirect): 1.12%

Total voting rights: 11,553,731 shares (5.38%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

   See section 4

10. Name of the proxy holder:

    See section 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information

14. Contact Name:

    Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:

    020 7269 8461

15 November 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   Aviva plc and its subsidiaries

4. Full name of shareholder(s) (if different from 3.):

Registered Holder	Number of Shares
BNY Norwich Union Nominees Limited	2,354,035*
BT Globenet Nominees Limited	5,850*
Chase GA Group Nominees Limited	5,808,393*
Chase Nominees Limited	577,575*
CUIM Nominee Limited	1,984,185*
Tridos SICAV I Values Equity Fund	4,500*
Vidacos Nominees Limited	21,730*
BNP Paribas – London	77,822
Chase Nominees Limited	499,107
CUIM Nominee Limited	368,106
State Street Nominees Limited	676,082
Tridos Meerwaarde Aandelen Fonds	50,000
Tridos Meerwaarde Mixfonds	8,000
Vidacos Nominees Limited	774,483
White Rose Nominees Limited	3,380
RC Greig Nominees Limited	1,300

   * denotes direct interest

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   16 November 2007

6. Date on which issuer notified:

   20 November 2007

7. Threshold(s) that is/are crossed or reached:

   4% to 5% change at Direct Interest Level

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

Situation previous to the triggering transaction:

Number of shares: 11,553,731

Number of voting rights: 11,553,731

Resulting situation after the triggering transaction:

Number of shares (direct): 10,756,268

Number of voting rights (direct): 10,756,268

Number of voting rights (indirect): 2,458,280

% of voting rights (direct): 5.01%

% of voting rights (indirect): 1.15%

Total voting rights: 13,214,548 shares (6.16%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

   See section 4

10. Name of the proxy holder:

    See section 4

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional Information

    Figures are based on a total number of voting rights of 214,675,736

14. Contact Name:

    Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:

    020 7269 8461

20 November 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2 R, (ii) a disclosure made in accordance with LR 9.8.6R(1) or (iii) a disclosure made in accordance with section 793 of the Companies Act (2006):

N A P Carson	(iii)
P N Hawker	(iii)
D W Morgan	(iii)
L C Pentz	(iii)
J N Sheldrick	(iii)
S Farrant	(i)
W F Sandford	(i)
I F Stephenson	(i)
N Whitley	(i)

3. Name of person discharging managerial responsibilities/director:

N A P Carson
P N Hawker
D W Morgan
L C Pentz
J N Sheldrick
S Farrant
W F Sandford
I F Stephenson
N Whitley

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

Computershare Trustees Limited

8. State the nature of the transaction:

Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	24
P N Hawker	24
D W Morgan	24
L C Pentz	21
J N Sheldrick	24
S Farrant	24
W F Sandford	24
I F Stephenson	24
N Whitley	24

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£16.3000

14. Date and place of transaction:

21 November 2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	95,612
P N Hawker	15,540
D W Morgan	40,762
L C Pentz	18,795
J N Sheldrick	97,106

16. Date issuer informed of transaction:

22 November 2007

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification
22 November 2007

For Release at 7.00 am Wednesday 28th November 2007

Half year results for the six months ended 30th September 2007

Summary Results

	Half Year to 30th September 2007	2006	% change
Revenue	**£3,512m**	**£2,922m**	**+20**
Sales excluding precious metals	**£840m**	**£654m**	**+28**
Operating profit	**£132.4m**	**£116.6m**	**+14**
Profit before tax	**£120.1m**	**£104.6m**	**+15**
Total earnings per share	**41.8p**	**38.3p**	**+9**
Earnings per share before one-off items	**41.0p**	**38.3p**	**+7**
Dividend per share	**10.6p**	**9.9p**	**+7**

- Sales revenue up 20% to £3.5 billion reflecting good underlying volume growth and higher precious metal prices
- Sales excluding precious metals up 28% to £840 million with double digit organic growth in all three divisions
- Operating profit up 14% to £132.4 million despite adverse exchange translation which reduced reported profit by £2.8 million. Translated at constant exchange rates operating profit was up 16%
- Profit before tax for the continuing businesses 15% higher at £120.1 million
- Earnings per share (eps) before one-off items up 7% at 41.0 pence. Interim dividend increased by 0.7 pence to 10.6 pence in line with earnings growth
- Debt up £54 million with a net £48 million spent on share buy-backs. Gearing (debt / equity) 39%

Business Overview

Divisional growth rates stated at constant exchange rates (note 3, page 17)

- Environmental Technologies Division's sales excluding precious metals up 41% to £541 million and operating profit up 14% to £65.2 million
- Double digit growth in Emission Control Technologies will continue in the second half, driven by increasing demand for heavy duty diesel catalysts, particulate filters for diesel cars in Europe and expansion in Asia
- Three new factories (in Russia, South Korea and Royston, UK) will be opened in the second half of the year

- High oil price supports growth in Process Technologies with good demand for catalysts and purification materials. Davy Process Technology continues to achieve good growth with continued strong demand in Asia
- Precious Metal Products Division's sales excluding precious metals up 17% to £151 million and operating profit up 31% to £47.2 million
- In the first half platinum group metal prices have been rising and the division's manufacturing businesses have achieved good growth. Last year's second half result included some one-off gains on minor metals which are unlikely to recur, so growth in the second half of this year will be slower than in the first
- Fine Chemicals & Catalysts Division's sales excluding precious metals up 20% and operating profit up 6% to £31.0 million
- Sales growth was boosted by higher base metal prices, particularly nickel, used in catalysts sold into the division's end markets. Good growth in opiate sales in the US and in Research Chemicals' sales in Asia. Operating profit growth in the second half is expected to be similar to or slightly better than the first

Commenting on the results, Neil Carson, Chief Executive of Johnson Matthey said:

"Johnson Matthey has delivered another period of strong growth in the first half of 2007/08. Despite a weak dollar, profit before tax increased by 15% on the back of double digit sales growth in all three divisions.

Prospects for the second half remain encouraging. Heavy duty diesel will benefit from a full six months' sales to US OEMs. New capacity to meet growing demand for autocatalysts and particulate filters in Asia and Europe will come on stream. Platinum group metal prices are set to remain buoyant. We expect earnings growth in the second half to be similar to that achieved in the first."

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
John Sheldrick	Group Finance Director	020 7269 8408
Howard Lee	The HeadLand Consultancy	020 7367 5225
Laura Hickman	The HeadLand Consultancy	020 7367 5227

www.matthey.com

Introduction

Johnson Matthey achieved good growth in the first half of 2007/08. Revenues were well ahead of 2006/07 with strong underlying volume growth and rising precious metal prices.

Last year's results have been restated for the sale of Ceramics Division which was completed in February 2007. Under International Financial Reporting Standards (IFRS) the results of Ceramics Division are now shown in discontinued operations on a post tax basis. Last year's segmental results (page 16) have also been restated for the new divisional structure announced in June 2007.

Review of Results

Revenue rose by 20% to £3.5 billion partly as a result of higher precious metal prices. The average price of platinum rose by 7% to $1,293 per ounce. Sales excluding the value of precious metals increased by 28% to £840 million, with double digit organic growth in all three divisions.

Operating profit rose by 14% to £132.4 million despite adverse exchange translation which reduced reported profit by £2.8 million. At constant exchange rates operating profit was 16% up. Net interest was unchanged at £12.5 million with the benefit of lower average borrowings offsetting the effect of higher interest rates. Including £0.2 million of share of profits of associates, profit before tax for the continuing businesses was 15% up at £120.1 million.

Total earnings per share increased by 9% to 41.8 pence. This included a one-off benefit to deferred tax of £1.8 million (0.8 pence per share) arising from the change in the rate of UK corporation tax from 30% to 28% on 6th April 2008. Earnings per share before one-off items grew by 7% to 41.0 pence.

Dividend

The interim dividend has been increased by 7% to 10.6 pence in line with growth in earnings per share before one-off items.

Operations

Our new **Environmental Technologies Division**, which comprises Emission Control Technologies (ECT), Process Technologies and Fuel Cells, achieved strong growth in the half year. Revenues increased by 23% to £1,055 million; sales excluding precious metals were 38% up at £541 million; and operating profit was 13% better at £65.2 million. Translated at constant exchange rates, sales excluding precious metals increased by 41% and operating profit was 14% higher.

Emission Control Technologies' sales excluding precious metals grew by £142 million to £429 million. Sales of heavy duty diesel (HDD) catalysts to original equipment manufacturers (OEMs) accounted for £73 million of the increase, rising from £6 million in the first half of last year to £79 million this year. Sales of light duty products were also well ahead with good growth in Asia and increasing fitment of particulate filters on new diesel cars in Europe.

Return on sales (operating profit / sales excluding precious metals) for ECT was lower than last year reflecting the change in product mix with rapid growth in products using expensive substrates (which are a pass through cost for Johnson Matthey). The cost of substrates for these new products is now beginning to come down. Going forward, ECT's return on sales is expected to stabilise at current levels despite the continued growth in sales of new products.

Estimated Light Vehicle Sales and Production

		Half year to 30th September		
		2007 millions	2006 millions	change %
North America	**Sales**	**9.9**	**10.2**	**-2.9**
	Production	**7.6**	**7.5**	**+1.3**
Europe	**Sales**	**10.6**	**10.2**	**+3.9**
	Production	**10.8**	**10.1**	**+6.9**
Asia	**Sales**	**8.3**	**7.7**	**+7.8**
	Production	**13.0**	**12.0**	**+8.3**
Global	**Sales**	**34.1**	**32.8**	**+4.0**
	Production	**35.0**	**32.8**	**+6.7**

Source: Global Insight

Global light duty vehicle sales grew by 4% in the six months to 30th September 2007 with most of the growth in Asia and Eastern Europe. Sales in North America were slightly down compared with the same period in 2006. Sales in China were up 21% to 3.9 million vehicles while sales in Russia grew by 50% to 1.6 million. In Western Europe, diesel engined cars continued to gain share at the expense of cars with petrol engines. An increasing proportion of diesels are being fitted with particulate filters as standard ahead of legislation.

Growth in car sales in Asia and increasing fitment of particulate filters will continue to drive catalyst demand in the light duty market. Later this year Johnson Matthey will be opening new facilities in South Korea, the Russian Federation and Royston, UK to meet anticipated growth in demand.

The market for HDD catalysts is expected to show substantial growth over the next decade. In 2008 we expect the overall market for HDD catalysts to be worth at least US$700 million (excluding precious metals). New standards are scheduled to be introduced in Europe (Euro V) from 2008 and in the USA and Japan in 2010. Legislation is being introduced into many other countries over the next few years. In 2011, legislation will start for non road vehicles in Europe and North America which will increase the market for HDD catalysts. By the end of 2014 we expect the HDD market to have grown to around US$3 billion of sales excluding precious metals. We have increased our investment in R&D and commercial development to ensure Johnson Matthey is well placed to take a good share of these new markets. Over the next few years we will also be investing in new capacity to meet future demand with further new facilities planned in the USA, Europe and Asia.

Process Technologies' sales excluding precious metals grew by 7%. The division's Ammonia, Methanol, Oil and Gas (AMOG) business has continued to experience good demand for catalysts and purification materials for industries where hydrogen or synthesis gas are key intermediaries. Demand for catalysts from methanol producers, where Johnson Matthey has a leading market share, was ahead of prior year. New methanol capacity continues to come on stream, in part due to the high methanol price, with a number of new projects announced in the Middle East and China. In China a significant number of the projects are based on utilising the country's large coal reserves and thereby reducing its reliance on expensive imported oil.

There also continued to be good growth in catalysts for hydrogen plants, driven by demand for low sulphur fuels from oil refineries around the world. Johnson Matthey has the leading market share of syngas catalysts with the industrial gas companies, the fastest growing segment of this market. Sales of purification materials were also ahead of last year.

Davy Process Technology (DPT), which develops and licenses chemical processes, achieved good growth in the first half winning a number of new contracts in Asia. DPT is benefiting from the strong demand for new petrochemical plants in China and the Middle East driven by continued consumer demand, particularly in Asia, and the strategic use of alternative hydrocarbon feedstocks, including coal.

The net expense of our **Fuel Cells** business was similar to that in the first half of last year. The order book for the second half of the year is encouraging with continued good demand for membrane electrode assemblies (MEAs), especially for direct methanol fuel cells for portable applications, and increased sales of components for phosphoric acid fuel cells which will be used for combined heat and power applications in public and commercial buildings. There has also been encouraging progress in the automotive sector with cities, such as London, announcing plans to purchase hydrogen fuel cell buses and car manufacturers progressing plans to make limited numbers of fuel cell cars available to the public over the next few years. With increasing sales in the second half the net expense of the business for the full year is expected to continue to fall.

Precious Metal Products Division's revenues rose by 18% to £2,201 million. Precious metal prices were higher than the same period last year and demand for the platinum group metals (pgms) continues to grow. Sales excluding the value of precious metals increased by 12% to £151 million with good volume growth in the division's manufacturing businesses. Operating profit grew by 27% to £47.2 million. Translated at constant exchange rates, sales excluding precious metals increased by 17% and operating profit was 31% higher.

The platinum marketing and distribution business achieved strong profit growth in favourable market conditions. Demand for platinum is expected to have risen by 3% in calendar year 2007. Growing production of diesel vehicles and in particular engines fitted with particulate filters will increase demand from the auto sector. Demand for

jewellery manufacturing will fall only slightly, proving surprisingly resilient to the rising platinum price. Platinum supplies are expected to fall slightly and the market is expected to move back into deficit in calendar year 2007. The average price of platinum in the first half of Johnson Matthey's financial year rose to $1,293 per ounce, up 7% compared with the same period last year.

The price of palladium rose in the same period, also by 7%, to $360 per ounce, supported by significant purchasing by investment funds. Demand for palladium from consuming industries is expected to rise by 2% in calendar year 2007. A substantial increase in autocatalyst demand will outweigh a reduction in demand from jewellery manufacturers in China, where a reduction in inventories throughout the supply chain has limited the requirement for new metal.

The price of rhodium moved higher to average $6,163 per ounce, 27% higher than the same period last year. Although autocatalyst and glass industry demand is forecast to be slightly lower in calendar year 2007, supplies have fallen below expectations which has kept this tight and volatile market close to balance.

The division's manufacturing businesses all performed well. The metal fabrication businesses saw good demand for industrial products. Our medical device components business, based in three sites in California, continues to expand. Fortunately we suffered no damage as a result of the fires in Southern California in October although we closed one of our facilities for a short period as a precautionary measure.

Colour Technologies was well ahead of prior year with increased sales of automotive glass enamels and decorative precious metal products. Demand for secondary pgm refining was also strong benefiting from rising metal prices. On 4th May 2007 we sold our small gold refinery in Hong Kong. Our remaining gold businesses were ahead of 2006/07 with good demand for refining stimulated by the high gold price.

The new **Fine Chemicals & Catalysts Division** achieved good growth in the half year. Revenues increased by 26% to £256 million, sales excluding precious metals were 16% up at £148 million, and operating profit was 3% up at £31.0 million. Translated at constant exchange rates, sales excluding precious metals increased by 20% and operating profit was 6% better.

Sales growth in the half year was boosted by higher metal prices, particularly nickel, which is used in the manufacture of catalysts for the pharmaceutical, edible oil and speciality chemical industries. Demand for both base metal and precious metal products was good. Our US Pharmaceutical Materials and Services business achieved good growth in the half year with sales of opiate products well ahead of last year, although volumes in Europe were slightly down on 2006. Research Chemicals' joint venture in China, which started full operation last year, achieved rapid growth from a low base.

The integration of the new division has gone well with a number of new initiatives underway to cross sell products which should support future sales growth. Most of the division's pharmaceutical industry customers are generic drug manufacturers who are currently enjoying good growth in sales. Catalogue sales to research institutes are also growing quite strongly, particularly in Asia.

Satraplatin, a potential new platinum containing drug for treatment of hormone refractory prostate cancer, which Johnson Matthey licensed a number of years ago to GPC Biotech, failed to show a statistically significant improvement in survivability in its phase III clinical trials. Johnson Matthey would have received royalty income on sales of this product but otherwise the phase III result has no impact on the division's results.

The division is investing in new facilities in China, for manufacturing sponge nickel catalysts for the local market and expanding capacity for platinum salts, and in Germany for both catalyst production and catalogue sales.

Finance

Exchange Rates

The main impact of exchange rates on the group's results comes from the translation of foreign subsidiaries' profits into sterling. The group's largest overseas investment is in the USA. The average rate for the US dollar for the six months to 30th September 2007 was $2.00/£ compared with $1.86/£ for the first half of last year. The South African rand also weakened from R12.7/£ to R14.2/£. However, the catalysts manufactured by our South African business are ultimately for export and the benefit of a weaker rand on margins more than offsets the translation effect. Excluding the rand, exchange

translation reduced group operating profit by £2.8 million compared with the first half of last year, with nearly all the adverse impact attributable to the weaker US dollar.

Interest

The group's interest charge for the six months to 30th September 2007 was unchanged from last year at £12.5 million. Despite continued investment in new facilities and share buy-backs, average borrowings were lower than the same period last year as a consequence of the sale of Ceramics Division in February 2007. However, interest rates for floating rate borrowings were higher than the first half of last year, which offset the benefit of reduced borrowings.

Taxation

The group's tax charge for the continuing businesses rose by 8% to £32.5 million including a one-off benefit of £1.8 million to deferred tax arising from the reduction in the rate of UK corporation tax from 30% to 28% on 6th April 2008. The legislation for the change in the rate has now been enacted with the consequence that deferred tax in the balance sheet is recalculated at the lower rate. Excluding this amount the group's average tax rate for the half year was 28.6%.

Cash Flow

In the six months to 30th September 2007 the group generated a net cash inflow from operating activities of £107.0 million compared with £50.9 million for the first half of last year. Working capital increased by £34.9 million with a rise in inventories to support the rapid growth in sales. Inventories fell as a proportion of sales compared with 2006.

The cash outflow on capital expenditure in the half year was £58.8 million which was 1.6 times depreciation. We are planning to spend more on capital expenditure in the second half with most of the investment in Environmental Technologies Division. Major projects include completion of ECT's new facilities in the Russian Federation, South Korea and Royston, UK. In addition ECT is investing significantly in additional testing and development facilities to support the future growth of the business. In Process Technologies we are investing in additional capacity at Clitheroe, UK to manufacture the

latest generation of synthesis gas catalysts. We are expanding our facilities in China and Japan to meet continued growth in demand for our products in Asia.

Cash flow before dividends, acquisitions, divestments and share buy-backs was £37.3 million. The cash cost of last year's final dividend, paid in August, was £50.0 million. A net £47.7 million was spent on share buy-backs. No major acquisitions or disposals were undertaken in the half year. After taking into account the impact of exchange translation on foreign currency borrowings net debt rose by £54.1 million to £418.9 million. Gearing (net debt / total equity) increased by 5.5% to 39.3%.

Capital Structure

In the second half of the year we plan to increase the rate of capital expenditure, particularly in Environmental Technologies Division, taking the total for the year to around 1.7 times depreciation. We also expect working capital to increase to support the growth in new product sales. We plan to continue to buy back shares and we are looking at a number of bolt-on acquisitions. Together these investments will increase gearing and make more efficient use of the group's balance sheet.

Most of our focus for acquisitions is in Environmental Technologies Division. In the first half of this year we participated in an auction for a process technology business that was eventually sold to another company. The due diligence costs we incurred in this process have been included in corporate costs for the half year.

Outlook

The group's continuing businesses performed well in the first half of the year with operating profit up 14% despite adverse exchange translation. With a quarter of the group's profits made in North America the weak US dollar remains a headwind.

In the second half of the year we expect our largest division, Environmental Technologies, to continue to perform strongly with growth similar to the first half. The main driver will be ECT which will benefit from a full six months of sales of heavy duty diesel catalysts to OEMs in the US compared with just one quarter last year. In addition we have new capacity coming on stream to meet growing demand for autocatalysts in

Asia and particulate filters in Europe. Process Technologies should continue to benefit from high energy prices.

With rising precious metal prices, trading conditions for our Precious Metal Products Division are favourable. However, last year's second half result included some trading profits on the minor pgms which we do not expect to recur in 2007/08, so growth in the second half will be slower than in the first. Operating profit for our Fine Chemicals & Catalysts Division was 6% up in the first half at constant exchange rates. We expect the rate of growth in the second half to be similar or slightly better than the first.

Johnson Matthey is very well positioned in its markets and we continue to invest significantly in R&D and new facilities to support future growth. Overall, the outlook for the second half of the year is encouraging and we expect earnings growth to be similar to that achieved in the first half.

CONDENSED CONSOLIDATED INCOME STATEMENT
for the six months ended 30th September 2007

	Notes	Six months ended 30.9.07 £ million	30.9.06 restated £ million	Year ended 31.3.07 £ million
Revenue	2	**3,512.0**	2,922.0	6,151.7
Cost of materials sold		**(3,293.6)**	(2,720.7)	(5,713.7)
Gross profit		**218.4**	201.3	438.0
Operating expenses		**(86.0)**	(84.7)	(185.6)
Operating profit	2,3	**132.4**	116.6	252.4
Finance costs		**(19.1)**	(17.0)	(36.0)
Finance income		**6.6**	4.5	9.2
Share of profit of associates		**0.2**	0.5	0.9
Profit before tax		**120.1**	104.6	226.5
Income tax expense	4	**(32.5)**	(30.1)	(64.7)
Profit for the period from continuing operations		**87.6**	74.5	161.8
Profit for the period from discontinued operations	11	**-**	7.1	43.7
Profit for the period		**87.6**	81.6	205.5
Attributable to:				
Equity holders of the parent company		**88.1**	81.9	206.5
Minority interests		**(0.5)**	(0.3)	(1.0)
		87.6	81.6	205.5

		pence	pence	pence
Earnings per ordinary share attributable to the equity holders of the parent company				
Continuing operations				
Basic	5	**41.8**	35.1	76.5
Diluted	5	**41.3**	34.8	75.3
Total				
Basic	5	**41.8**	38.3	96.9
Diluted	5	**41.3**	38.0	95.4

CONDENSED CONSOLIDATED BALANCE SHEET
as at 30th September 2007

	Notes	30.9.07 £ million	30.9.06 £ million	31.3.07 £ million
Assets				
Non-current assets				
Property, plant and equipment		**611.3**	643.0	600.7
Goodwill		**399.4**	401.0	399.2
Other intangible assets		**39.7**	40.9	40.1
Deferred income tax assets		**11.5**	8.8	8.9
Investments and other receivables		**10.2**	11.0	10.0
Post-employment benefits net assets		**53.5**	78.4	49.2
Total non-current assets		**1,125.6**	1,183.1	1,108.1
Current assets				
Inventories		**407.8**	362.6	362.7
Current income tax assets		**8.1**	-	7.0
Trade and other receivables		**499.6**	539.7	527.3
Cash and deposits	9	**90.0**	99.2	73.2
Investments and other financial assets		**8.7**	22.3	3.4
Other current assets		**7.1**	7.1	7.1
Non-current assets classified as held for sale		**-**	-	0.4
Total current assets		**1,021.3**	1,030.9	981.1
Total assets		**2,146.9**	2,214.0	2,089.2
Liabilities				
Current liabilities				
Trade and other payables		**(396.8)**	(417.3)	(416.0)
Current income tax liabilities		**(56.1)**	(53.7)	(52.7)
Borrowings and finance leases	9	**(31.5)**	(27.9)	(27.5)
Other financial liabilities		**(9.3)**	(2.3)	(2.0)
Provisions		**(9.2)**	(8.4)	(7.7)
Total current liabilities		**(502.9)**	(509.6)	(505.9)
Non-current liabilities				
Borrowings, finance leases and related swaps	9	**(477.4)**	(549.6)	(410.5)
Deferred income tax liabilities		**(41.2)**	(51.5)	(36.5)
Employee benefits obligations		**(50.9)**	(56.6)	(48.3)
Provisions		**(8.5)**	(4.5)	(8.7)
Trade and other payables		**(1.1)**	(0.8)	(1.2)
Total non-current liabilities		**(579.1)**	(663.0)	(505.2)
Total liabilities		**(1,082.0)**	(1,172.6)	(1,011.1)
Net assets		**1,064.9**	1,041.4	1,078.1
Equity				
Share capital		**220.7**	220.4	220.5
Share premium account		**148.3**	145.7	146.3
Shares held in employee share ownership trusts		**(71.8)**	(61.9)	(61.9)
Other reserves		**(11.3)**	(1.7)	(12.9)
Retained earnings		**777.3**	732.7	783.7
Total equity attributable to equity holders of the parent company		**1,063.2**	1,035.2	1,075.7
Minority interests		**1.7**	6.2	2.4
Total equity	8	**1,064.9**	1,041.4	1,078.1

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

for the six months ended 30th September 2007

	Notes	Six months ended 30.9.07 £ million	Six months ended 30.9.06 restated £ million	Year ended 31.3.07 £ million
Cash flows from operating activities				
Profit before tax		**120.1**	104.6	226.5
Adjustments for:				
Share of profit in associates		**(0.2)**	(0.5)	(0.9)
Discontinued operations		**-**	10.2	15.9
Depreciation, amortisation and profit on sale of non-current assets and investments		**37.8**	37.5	77.7
Share-based payments		**2.0**	2.6	6.9
Changes in working capital and provisions		**(34.9)**	(73.0)	(117.6)
Changes in fair value of financial instruments		**1.3**	(1.1)	5.2
Net finance costs		**12.5**	12.5	26.8
Income tax paid		**(31.6)**	(41.9)	(81.4)
Net cash inflow from operating activities		**107.0**	50.9	159.1
Cash flows from investing activities				
Dividends received from associates		**0.3**	0.1	0.5
Purchases of non-current assets and investments		**(58.8)**	(56.0)	(125.0)
Proceeds from sale of non-current assets and investments		**1.2**	0.1	3.5
Purchases of businesses and minority interests		**-**	(7.5)	(8.6)
Net proceeds from sale of businesses and minority interests		**(0.8)**	-	127.1
Net cash outflow from investing activities		**(58.1)**	(63.3)	(2.5)
Cash flows from financing activities				
Net purchase of own shares		**(47.7)**	(12.2)	(50.4)
Proceeds from / (repayment of) borrowings and finance leases		**72.4**	54.8	(71.8)
Dividends paid to equity holders of the parent company	6	**(50.0)**	(44.9)	(66.0)
Interest paid		**(18.8)**	(19.2)	(31.3)
Interest received		**6.7**	4.9	4.9
Net cash outflow from financing		**(37.4)**	(16.6)	(214.6)
Increase / (decrease) in cash and cash equivalents in period		**11.5**	(29.0)	(58.0)
Exchange differences on cash and cash equivalents		**0.2**	(5.9)	(7.1)
Cash and cash equivalents at beginning of period		**60.0**	125.1	125.1
Cash and cash equivalents at end of period	9	**71.7**	90.2	60.0

	Notes	30.9.07 £ million	30.9.06 restated £ million	31.3.07 £ million
Reconciliation to net debt				
Increase / (decrease) in cash and cash equivalents in period		**11.5**	(29.0)	(58.0)
(Proceeds from) / repayment of borrowings and finance leases		**(72.4)**	(54.8)	71.8
Change in net debt resulting from cash flows		**(60.9)**	(83.8)	13.8
Borrowings disposed of with subsidiaries		**-**	-	19.1
Exchange differences on net debt		**6.8**	17.5	14.3
Movement in net debt in period		**(54.1)**	(66.3)	47.2
Net debt at beginning of period		**(364.8)**	(412.0)	(412.0)
Net debt at end of period	9	**(418.9)**	(478.3)	(364.8)

CONDENSED CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the six months ended 30th September 2007

	Six months ended 30.9.07 £ million	Six months ended 30.9.06 £ million	Year ended 31.3.07 £ million
Currency translation differences on foreign currency net investments and related loans	**(0.9)**	(51.7)	(67.3)
Currency translation differences - transferred to profit on sale of discontinued operations	**-**	-	(3.8)
Cash flow hedges	**(0.5)**	5.4	4.3
Fair value (losses) / gains on net investment hedges	**(0.2)**	15.8	23.3
Fair value gains on net investment hedges - transferred to profit on sale of discontinued operations	**-**	-	(2.0)
Actuarial loss on post-employment benefits assets and liabilities	**-**	-	(32.3)
Tax on above items taken directly to or transferred from equity	**2.5**	0.2	13.5
Net income / (expense) recognised directly in equity	**0.9**	(30.3)	(64.3)
Profit for the period	**87.6**	81.6	205.5
Total recognised income and expense relating to the period	**88.5**	51.3	141.2
Total recognised income and expense attributable to:			
Equity holders of the parent company	**89.2**	51.7	142.2
Minority interests	**(0.7)**	(0.4)	(1.0)
	88.5	51.3	141.2

NOTES ON THE ACCOUNTS
for the six months ended 30th September 2007

1 Basis of preparation

The half-yearly accounts were approved by the Board of Directors on 27th November 2007, and are unaudited but have been reviewed by the auditors. These condensed consolidated accounts do not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985, but have been prepared in accordance with International Accounting Standard (IAS) 34 - 'Interim Financial Reporting' and on the basis of the accounting policies set out in the Annual Report and Accounts for the year ended 31st March 2007. Information in respect of the year ended 31st March 2007 is derived from the company's statutory accounts for that year which have been delivered to the Registrar of Companies. The auditors' report on those statutory accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and did not contain any statement under sections 237(2) and 237(3) of the Companies Act 1985.

As described in the Annual Report and Accounts for the year ended 31st March 2007, the group reorganised its divisional structure on 1st April 2007 creating a new Environmental Technologies Division and a new Fine Chemicals & Catalysts Division. Fine Chemicals & Catalysts was created by adding the businesses which serve the speciality chemicals and pharmaceutical markets previously reported in Catalysts to Pharmaceutical Materials. Environmental Technologies is made up of the remaining Catalysts' businesses. The segmental information in note 2 reflects the new divisional structure.

2 Segmental information by business segment

	Environmental Technologies £ million	Precious Metal Products £ million	Fine Chemicals & Catalysts £ million	Total £ million
Six months ended 30th September 2007				
Sales to external customers	**1,055.3**	**2,201.1**	**255.6**	**3,512.0**
External sales excluding the value of precious metals	**541.3**	**150.7**	**147.5**	**839.5**
Segment result	**65.2**	**47.2**	**31.0**	**143.4**
Unallocated corporate expenses				**(11.0)**
Operating profit				**132.4**
Six months ended 30th September 2006 (restated)				
Sales to external customers	858.1	1,860.5	203.4	2,922.0
External sales excluding the value of precious metals	392.1	134.3	127.1	653.5
Segment result	57.7	37.2	30.1	125.0
Unallocated corporate expenses				(8.4)
Operating profit				116.6
Year ended 31st March 2007 (restated)				
Sales to external customers	1,864.3	3,824.4	463.0	6,151.7
External sales excluding the value of precious metals	896.2	290.0	268.0	1,454.2
Segment result	120.1	85.3	64.2	269.6
Unallocated corporate expenses				(17.2)
Operating profit				252.4

The group sold its Ceramics Division during the year ended 31st March 2007 (note 11) and so its results are reported as discontinued operations.

3 Effect of exchange rate changes on translation of foreign subsidiaries' external sales excluding the value of precious metals and operating profits

Average exchange rates used for translation of results of foreign operations	Six months ended 30.9.07	Six months ended 30.9.06	Year ended 31.3.07
US dollar / £	**2.005**	1.855	1.896
Euro / £	**1.471**	1.463	1.476
South African rand / £	**14.22**	12.69	13.37

The main impact of exchange rate movements on the group's sales and operating profit comes from the translation of foreign subsidiaries' profits into sterling. The one significant exception is the South African rand where the translational impact is more than offset by the impact of movements in the rand on operating margins. Consequently the analysis below excludes the translational impact of the rand.

	Six months ended 30.9.07 £ million	Six months ended 30.9.06 At last year's rates £ million	Six months ended 30.9.06 At this year's rates £ million	Change at this year's rates %
External sales excluding the value of precious metals				
Environmental Technologies	**541.3**	392.1	383.7	+41
Precious Metal Products	**150.7**	134.3	129.3	+17
Fine Chemicals & Catalysts	**147.5**	127.1	122.6	+20
External sales excluding the value of precious metals	**839.5**	653.5	635.6	+32
Operating profit				
Environmental Technologies	**65.2**	57.7	57.0	+14
Precious Metal Products	**47.2**	37.2	36.1	+31
Fine Chemicals & Catalysts	**31.0**	30.1	29.2	+6
Unallocated corporate expenses	**(11.0)**	(8.4)	(8.5)	
Operating profit	**132.4**	116.6	113.8	+16

4 Income tax expense

	Six months ended 30.9.07 £ million	Six months ended 30.9.06 restated £ million	Year ended 31.3.07 £ million
United Kingdom	**13.7**	13.5	24.3
Overseas	**18.8**	16.6	40.4
	32.5	30.1	64.7

The group's share of associates' taxation for the six months ended 30th September 2007 was £ nil (six months ended 30th September 2006 £ nil, year ended 31st March 2007 £ nil).

NOTES ON THE ACCOUNTS
for the six months ended 30th September 2007

5 Earnings per ordinary share

The calculation of earnings per ordinary share is based on a weighted average of 210,736,061 shares in issue (six months ended 30th September 2006 - 213,642,055 shares, year ended 31st March 2007 - 213,219,273 shares). The calculation of diluted earnings per ordinary share is based on the weighted average number of shares in issue adjusted by the dilutive outstanding share options and long term incentive plans. These adjustments give rise to an increase in the weighted average number of shares in issue of 2,836,409 (six months ended 30th September 2006 - 1,915,624 shares, year ended 31st March 2007 - 3,312,043 shares).

Earnings per ordinary share before one-off items are calculated as follows:

	Six months ended		Year ended
	30.9.07	30.9.06	31.3.07
	£ million	£ million	£ million
Profit for the period attributable to equity holders of the parent company	**88.1**	81.9	206.5
Profit on disposal of discontinued operations	**-**	-	(34.4)
Tax effect of UK corporation tax rate change	**(1.8)**	-	-
Tax thereon	**-**	-	1.1
Profit before one-off items	**86.3**	81.9	173.2
	pence	pence	pence
Basic earnings per share before one-off items	**41.0**	38.3	81.2

6 Dividends

An interim dividend of 10.6 pence per ordinary share will be paid on 5th February 2008 to shareholders on the register at the close of business on 7th December 2007. The estimated amount to be paid is £22.3 million. In accordance with IFRS accounting requirements this dividend has not been recognised in these accounts.

	Six months ended		Year ended
	30.9.07	30.9.06	31.3.07
	£ million	£ million	£ million
2005/06 final ordinary dividend paid - 21.0 pence per share	**-**	44.9	44.9
2006/07 interim ordinary dividend paid - 9.9 pence per share	**-**	-	21.1
2006/07 final ordinary dividend paid - 23.7 pence per share	**50.0**	-	-
	50.0	44.9	66.0

7 Share purchases

During the six months ended 30th September 2007 the company purchased 2,397,877 of its own shares at a cost of £39.1 million. These shares are being held as treasury shares, bringing the total number of treasury shares to 5,997,877 at a total cost of £91.7 million.

NOTES ON THE ACCOUNTS
for the six months ended 30th September 2007

8 Changes in equity

	Six months ended 30.9.07 £ million	Six months ended 30.9.06 £ million	Year ended 31.3.07 £ million
Equity at beginning of period	**1,078.1**	1,044.5	1,044.5
Total recognised income and expense relating to the period	**88.5**	51.3	141.2
Dividends paid to equity holders of the parent company	**(50.0)**	(44.9)	(66.0)
Dividends payable to minority interests	**(0.2)**	(0.2)	(0.3)
Minority interest arising on formation of subsidiary	**0.2**	0.3	0.3
Disposal of minority interest	**-**	-	(2.7)
Share capital reduction of subsidiary	**-**	-	(0.3)
New share capital subscribed	**2.2**	1.5	2.2
Purchase of own shares	**(39.1)**	(13.7)	(52.6)
Net purchase of shares for employee share ownership trusts	**(10.8)**	-	-
Share-based payments (net of shares transferred to employees)	**2.0**	2.6	7.3
Tax on items taken directly to or transferred from equity	**(6.0)**	-	4.5
Equity at end of period	**1,064.9**	1,041.4	1,078.1

9 Net debt

	30.9.07 £ million	30.9.06 £ million	31.3.07 £ million
Cash and deposits	**90.0**	99.2	73.2
Bank overdrafts	**(18.3)**	(9.0)	(13.2)
Cash and cash equivalents	**71.7**	90.2	60.0
Current other borrowings and finance leases	**(13.2)**	(18.9)	(14.3)
Non-current borrowings, finance leases and related swaps	**(477.4)**	(549.6)	(410.5)
Net debt	**(418.9)**	(478.3)	(364.8)

10 Precious metal operating leases

The group leases precious metals from banks for specified periods (typically a few months) and for which the group pays a fee. These arrangements are classified as operating leases. The group holds sufficient precious metal inventories to meet all the obligations under these lease arrangements as they fall due. At 30th September 2007 precious metal leases were £54.9 million (30th September 2006 £121.6 million, 31st March 2007 £93.2 million).

11 Discontinued operations

On 28th February 2007 the group sold its Ceramics Division to the Endeka Ceramics group established by Pamplona Capital Partners I, LP, a private equity investment fund. During the six months ended 30th September 2007 the group paid the consideration refund of £0.6 million and £1.1 million in costs, which had both been accrued at 31st March 2007.

INDEPENDENT REVIEW REPORT

by KPMG Audit Plc to Johnson Matthey Plc

Introduction

We have been engaged by the company to review the condensed consolidated accounts in the half-yearly report for the six months ended 30th September 2007 which comprises the Condensed Consolidated Income Statement, the Condensed Consolidated Balance Sheet, the Condensed Consolidated Cash Flow Statement, the Condensed Consolidated Statement of Recognised Income and Expense and the related explanatory notes. We have read the other information contained in the half-yearly report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed consolidated accounts.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Disclosure and Transparency Rules (DTR) of the UK's Financial Services Authority (UK FSA). Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work for this report, or for the conclusions we have reached.

Directors' responsibilities

The half-yearly report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly report in accordance with the DTR of the UK FSA.

The annual accounts of the group are prepared in accordance with International Financial Reporting Standards as adopted by the European Union (EU). The condensed consolidated accounts included in this half-yearly report have been prepared in accordance with IAS 34 - 'Interim Financial Reporting' as adopted by the EU.

Our responsibility

Our responsibility is to express to the company a conclusion on the condensed consolidated accounts in the half-yearly report based on our review.

Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410 - 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the UK. A review of half-yearly financial information consists principally of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated accounts in the half-yearly report for the six months ended 30th September 2007 is not prepared, in all material respects, in accordance with IAS 34 as adopted by the EU and the DTR of the UK FSA.

KPMG Audit Plc
Chartered Accountants
8 Salisbury Square, London
27th November 2007

FINANCIAL CALENDAR

2007

5th December
Ex dividend date

7th December
Interim ordinary dividend record date

2008

5th February
Payment of interim dividend on ordinary shares

5th June
Announcement of results for the year ending 31st March 2008

11th June
Ex dividend date

13th June
Final ordinary dividend record date

22nd July
117th Annual General Meeting (AGM)

5th August
Payment of final dividend subject to declaration at the AGM

Cautionary Statement
This announcement contains forward looking statements that are subject to risk factors associated with, amongst other things, the economic and business circumstances occurring from time to time in the countries and sectors in which the group operates. It is believed that the expectations reflected in this announcement are reasonable but they may be affected by a wide range of variables which could cause actual results to differ materially from those currently anticipated.

Johnson Matthey Public Limited Company
Registered Office: 40-42 Hatton Garden, London EC1N 8EE
Telephone: 020 7269 8400
Internet address: www.matthey.com
E-mail: jmpr@matthey.com

Registered in England - Number 33774

Registrars
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex BN99 6DA
Telephone: 0870 600 3970
Internet address: www.shareview.co.uk

For release at 3.00 pm Thursday 29th November 2007

Johnson Matthey to build new Emission Control Catalyst Plants in Macedonia and the USA

Johnson Matthey today announced that it is to build two new emission control catalyst plants to serve rapidly growing demand for its products in Europe and North America.

The first of these major projects is a state of the art manufacturing facility that is to be constructed in the Bunardjick Technological and Industrial Development Zone, 15 kilometres from the Macedonian capital, Skopje. The new plant will be built to a modular design and the initial phase will incorporate highly automated production lines for both light duty diesel autocatalysts and selective catalytic reduction (SCR) catalysts for heavy duty diesel vehicles.

SCR utilises catalysts to reduce emissions of oxides of nitrogen, commonly referred to as NOx, from diesel vehicle exhaust. These systems also require a urea additive that is injected into the exhaust stream ahead of the SCR catalysts. SCR systems are extensively used on heavy duty diesel vehicles in Europe to meet the current Euro IV heavy duty diesel emissions standards that came into force in the European Union in October 2006 and demand is forecast to grow strongly over the next few years.

The initial investment in the Macedonian plant will be approximately £34 million (€48 million) and it will have capacity to produce 4 million catalysts per year.

The second new plant will be constructed on a site near the town of Smithfield in south west Pennsylvania and will be a dedicated facility to produce SCR catalysts for the North American market. Stricter US 2010 Heavy Duty Diesel emission standards come into

force on 1st January 2010 and most manufacturers will use a combination of SCR, particulate filters and diesel oxidation catalysts to meet them. Johnson Matthey will have a leading share of this business. In addition, emission standards for light duty diesel vehicles in the US and legislation requiring catalysts on diesel non road mobile equipment such as construction and agricultural machinery that will be phased in between 2011 and 2014, will drive North American demand for SCR catalysts over the coming years.

Initial investment in the Smithfield facility will be £21 million (US$43 million). The plant, which will have capacity to produce over one million of these large, complex heavy duty diesel catalysts per year, will be highly automated and use Johnson Matthey's latest production technology from around the world.

Both the Macedonia and USA facilities are expected to commence operation by the end of 2009.

Commenting on these two major investments Neil Carson, Chief Executive of Johnson Matthey, said: "I am delighted to announce these important additions to our global manufacturing infrastructure. Our long term commitment to R&D and to developing a full range of products for both heavy and light duty diesel emission control has placed us in a strong position in this rapidly growing market. Our new plants in Macedonia and in the USA will provide additional, state of the art manufacturing capacity to serve our customers in Europe and North America."

Enquiries:

Ian Godwin   Director, IR and Corporate Communications   020 7269 8410

END